UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)

Central GoldTrust
(Name of Subject Company)

Central GoldTrust
(Name of Persons Filing Statement)

Units
(Title of Class of Securities)

153546106
(CUSIP Number of Class of Securities)

J.C. Stefan Spicer
Central GoldTrust
55 Broad Leaf Crescent
Ancaster, ON L9G 3P2
Canada
(905) 304-4653
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Mark Mahoney Dentons Canada LLP 77 King Street West Suite 400 Toronto, ON M5K 0A1 Canada (416) 862-3462	Norman Findlay Bennett Jones LLP One First Canadian Place Suite 3400 Toronto, ON M5X 1A4 Canada (416) 777-6077	Christopher J. Barry Jonathan A. Van Horn Dorsey & Whitney LLP 701 Fifth Avenue, Suite 6100 Seattle, WA 98104 USA (206) 903-8800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 12 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Central GoldTrust, a trust established under the laws of the Province of Ontario, Canada, with the Securities and Exchange Commission on June 9, 2015 (as amended, the “Statement”). The Statement relates to an unsolicited offer (the “Sprott Offer”) by Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario, Canada (the “Offeror”), which is owned and controlled by Sprott Asset Management LP, to purchase all of the issued and outstanding units of Central GoldTrust in exchange for units of Sprott Physical Gold Trust, a trust established under the laws of the Province of Ontario, Canada, on a net-asset-value to net-asset-value basis. The Sprott Offer was disclosed in a Tender Offer Statement on Schedule TO, which was originally filed by the Offeror, Sprott Physical Gold Trust, Sprott Asset Management LP and Sprott Asset Management Gold Bid GP Inc. with the Securities and Exchange Commission on May 27, 2015 and which includes the Offeror’s offer and circular, dated May 27, 2015, as amended by the Notice of Extension and Variation, dated June 22, 2015, the Notice of Extension and Variation, dated July 7, 2015, the Corrected Notice of Extension and Variation, dated July 7, 2015, and the Notice of Extension and Variation, dated August 4, 2015, the Notice of Change, dated August 18, 2015, and the Notice of Change, dated August 28, 2015, and the related letter of transmittal.

The purpose of this Amendment No. 12 is to amend and supplement Item 2 — Identity and Background of Filing Person, Item 3 — Past Contracts, Transactions, Negotiations and Agreements and Item 9 — Exhibits. Except as otherwise indicated, the information set forth in the Statement remains unchanged.

Item 2. Identity and Background of Filing Person

Item 2 is hereby further amended and supplemented by replacing the second sentence of the first paragraph under the heading “Tender offer” with the following text:

“The Sprott Offer is disclosed in a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), which was originally filed by the Offeror, SPGT, SAM and Sprott Asset Management Gold Bid GP Inc. (the “General Partner” and, together with the Offeror, SPGT and SAM, “Sprott”) with the Securities and Exchange Commission on May 27, 2015 and which includes the Offeror’s offer and circular, dated May 27, 2015, as amended by the Notice of Extension and Variation, dated June 22, 2015, the Notice of Extension and Variation, dated July 7, 2015, the Corrected Notice of Extension and Variation, dated July 7, 2015, the Notice of Extension and Variation, dated August 4, 2015, the Notice of Change, dated August 18, 2015, and the Notice of Change, dated August 28, 2015, and the related letter of transmittal.”

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Item 3. Past Contracts, Transactions, Negotiations and Agreements

Item 3 is hereby amended and supplemented by adding the following text under the heading “Conflicts of interest”:

“In addition, Mr. Ian M.T. McAvity, former lead independent trustee of GoldTrust and chair of the governance committee of the Board, receives compensation from The Central Group Alberta Ltd. (“Central Group”), which is the administrator of Central Fund of Canada (“Central Fund”) and is an affiliate of the administrator of GoldTrust. As discussed below, GoldTrust believes that the arrangement between Mr. McAvity and Central Group does not create any incentive for Mr. McAvity to serve an interest other than the interest of the unitholders of GoldTrust. GoldTrust’s belief is based on the following facts:

•	Mr. McAvity’s right to receive payments and the amount of the payments is fixed based on an arrangement reached with the administrator of Central Fund in 1983, and is not dependent on satisfaction of the Central Group or any member of the Spicer family with his services or any other discretionary factor;

•	Mr. McAvity’s payments depend only on revenues of Central Group, and Central Group receives no revenue whatsoever based on fees paid by Gold Trust or any other factor related to GoldTrust; and

•	Mr. McAvity’s right to receive payments under his arrangement with Central Group, and the amount of those payments, would not be affected in any way by the success or failure of the Sprott Offer, or by any change in the administrator of GoldTrust as proposed by Sprott.

Central Group and the administrator of GoldTrust are separate entities, with separate ownership, although each is ultimately controlled by members of the Spicer family. Mr. J.C. Stefan Spicer is assistant-secretary of Central Group, chairman, president, chief executive officer and a director of Central Fund, president of the administrator of GoldTrust and chairman, president, chief executive officer and trustee of GoldTrust.

Central Group provides no services to and receives no revenue from GoldTrust or its administrator, and GoldTrust’s administrator provides no services to and receives no revenues from Central Fund or Central Group.

Central Fund was established in 1961 and since 1983 has been a passive, non-operating, investment holding company specializing in gold and silver bullion. The objective of Central Fund is to provide a secure, convenient, low-cost, exchange tradable investment alternative for investors interested in holding an investment in gold and silver bullion for long-term appreciation. Its policy is to invest virtually all of its assets in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion, and not to speculate with regard to short-term changes in gold and silver prices, thereby providing retail and institutional investors with an ability to invest in gold and silver bullion without the high transaction and handling costs and inconvenience associated with direct bullion ownership.

In the early 1980s, Central Fund was an investment holding company with assets of less than CAD4 million. In late 1982 or early 1983, the predecessor administrator of Central Fund approached Mr. McAvity for assistance in connection with its plan to undertake a public offering in Canada and reposition Central Fund as a publicly traded vehicle in Canada that would offer investors the opportunity to own securities of an entity that would invest primarily in gold and silver bullion. At the time, there was no such investment vehicle in existence, and it was uncertain whether the concept would prove to be a success. Mr. McAvity was a well-known, prominent and internationally recognized figure in the investment community focusing on precious metal investments. In exchange for his participation, Mr. McAvity was offered a minority equity interest in the administrator, a private company, but, unwilling to become a minority shareholder in a closely-held company, he negotiated instead an arrangement with the administrator under which he would be entitled to receive from the administrator payments for his lifetime equal to six percent of the revenue of the administrator. Mr. McAvity is entitled to payment under the arrangement without any requirement to provide any further, specific services to the administrator or Central Fund.

The plan to reposition Central Fund as a gold and silver bullion investment vehicle was well received, and Central Fund raised approximately CAD104 million in a public offering in Canada in October 1983.

Although Mr. McAvity is not required to provide further services to receive payments under the arrangement, Mr. McAvity provides, among other things, general advice from time to time in relation to the analysis of bullion market trends and developments to the board of directors of Central Fund and to Central Group, as disclosed in Central Fund’s filings with the Commission. He also provides commentary on the bullion markets at the annual meetings of shareholders of Central Fund. Mr. McAvity is not and has not been involved in the day-to-day operations of, Central Fund or its administrator, Central Group. Mr. McAvity does not provide services to GoldTrust except as a trustee.

After replacing the predecessor administrator, Central Group has continued to pay Mr. McAvity in accordance with the arrangement. In the fiscal years ended October 31, 2014, 2013 and 2012, Mr. McAvity received (before GST) approximately $382,870, $459,745 and $530,710, respectively, from Central Group.”

Item 9. Exhibits

Item 9 is hereby further amended and supplemented by adding the following exhibit:

Exhibit
Number	Description

(a)(20)*	Letter to unitholders of GoldTrust dated August 28, 2015

* Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2015

CENTRAL GOLDTRUST

By:	/s/ Bruce D. Heagle
Name:	Bruce D. Heagle
Title:	Trustee

Exhibit Index

Exhibit
Number	Description

(a)(1)**	Trustees’ Circular dated June 9, 2015

(a)(2)	Press release dated April 23, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed April 23, 2015)

(a)(3)	Press release dated April 25, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed April 25, 2015)

(a)(4)	Press release dated May 1, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed May 1, 2015)

(a)(5)	Press release dated May 27, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed May 28, 2015)

(a)(6)**	Press release dated June 9, 2015 of GoldTrust

(a)(7)**	Materials posted to GoldTrust’s website on June 10, 2015

(a)(8)**	Press release dated June 15, 2015 of GoldTrust

(a)(9)**	Press release dated June 24, 2015 of GoldTrust

(a)(10)**	Press release dated June 24, 2015 of GoldTrust

(a)(11)**	Letter to unitholders of GoldTrust dated June 29, 2015

(a)(12)**	Advertisement of GoldTrust placed on certain websites

(a)(13)**	Press release dated June 30, 2015 of GoldTrust

(a)(14)**	Press release dated July 2, 2015 of GoldTrust

(a)(15)**	Press release dated July 29, 2015 of GoldTrust

(a)(16)**	Press release dated August 3, 2015 of GoldTrust

(a)(17)**	Press release dated August 5, 2015 of GoldTrust

(a)(18)**	Decision of the Ontario Superior Court of Justice dated July 31, 2015

(a)(19)**	Press release dated August 7, 2015 of GoldTrust

(a)(20)*	Letter to unitholders of GoldTrust dated August 28, 2015

(e)(1)**	Excerpts from GoldTrust’s Notice and Management Information Circular, dated April 6, 2015

(e)(2)**	Administrative Services Agreement dated April 28, 2003, between Central GoldTrust and Central Gold Managers Inc.

(g)(1)**	Retail call script for use by D.F. King & Co., Inc., GoldTrust’s information agent

________________

* Filed herewith.

** Previously filed.